SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1(e))

Under the Securities Exchange Act of 1934

(Amendment No. 1)

YRC WORLDWIDE INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

984249607

(CUSIP Number)

Eric Ross
Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 850-3520

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  [__]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No:  984249607

SCHEDULE 13D/A             Page 2 of 18

1

NAMES OF REPORTING PERSONS

Avenue Investments, L.P. (“Avenue Investments”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

244,4571

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

244,457

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,457

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.19%2

14

TYPE OF REPORTING PERSON

PN

1

The 244,457 shares of Common Stock reported herein as being beneficially held by Avenue Investments includes 160,749 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 83,708 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 160,749 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 83,708 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                                      SCHEDULE 13D/A           Page 3 of 18

1

NAMES OF REPORTING PERSONS

Avenue Partners, LLC (“Avenue Partners”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

832,6341

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

832,634

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

832,634

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.08%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Investments and through Avenue International GenPar (as defined below) as general partner of Avenue International.  Avenue Partners is the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 557,602 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 275,032 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D/A

1

NAMES OF REPORTING PERSONS

Avenue International Master, L.P. (“Avenue International”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

588,1771

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

588,177

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,177

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%2

14

TYPE OF REPORTING PERSON

PN

1

The 588,177 shares of Common Stock reported herein as being beneficially held by Avenue International Master, L.P. includes 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 191,324 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 191,324 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D/A

1

NAMES OF REPORTING PERSONS

Avenue International Master GenPar, Ltd. (“Avenue International GenPar”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

588,1771

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

588,177

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,177

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares beneficially held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 191,324 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D/A

1

NAMES OF REPORTING PERSONS

Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

877,1081

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

877,108

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,108

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.43%2

14

TYPE OF REPORTING PERSON

PN

1

The 877,108 shares of Common Stock reported herein as being beneficially held by Avenue Special Situations Fund VI (Master), L.P. includes 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D/A

1

NAMES OF REPORTING PERSONS

Avenue Capital Partners VI, LLC (“Avenue Capital VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

877,1081

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

877,108

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,108

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.43%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  Avenue Capital VI is the general partner of Avenue Spec VI.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

    SCHEDULE 13D/A

1

NAMES OF REPORTING PERSONS

GL Partners VI, LLC (“GL VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

877,1081

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

877,108

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,108

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.43%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  GL VI is the managing member of Avenue Capital VI, the general partner of Avenue Spec VI.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                    SCHEDULE 13D/A                          Page 9 of 18

1

NAMES OF REPORTING PERSONS

Managed Accounts Master Fund Services – MAP 10

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)   [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

28,6491

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

28,649

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,649

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.26%2

14

TYPE OF REPORTING PERSON

OO

1

The 28,649 shares of Common Stock reported herein as being beneficially held by Managed Accounts Master Fund Services – MAP 10 includes 18,171 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 10,478 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 18,171 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 10,478 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                   SCHEDULE 13D/A                     Page 10 of 18

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,738,3911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,738,391

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,391

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.73%2

14

TYPE OF REPORTING PERSON

IA

1

Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds (as defined below).  This number includes 877,108 shares of Common Stock held by Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”), 244,457 shares of Common Stock held by Avenue Investments, L.P. (“Avenue Investments”), 28,649 shares of Common Stock held by Managed Accounts Master Fund Services – MAP 10 (“MAP 10”) and 588,177 shares of Common Stock held by Avenue International Master, L.P. (“Avenue International” and together with Avenue Spec VI, Avenue Investments and MAP 10, the “Funds”) on December 23, 2013.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 806,454 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

    SCHEDULE 13D/A

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II GenPar, LLC (“GenPar”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,738,3911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,738,391

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,391

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.73%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 806,454 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

    SCHEDULE 13D/A

1

NAMES OF REPORTING PERSONS

Marc Lasry

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

(a)  [   ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,738,3911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,738,391

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,391

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.73%2

14

TYPE OF REPORTING PERSON

IN/HC

1

This number represents shares beneficially held by Avenue Capital Management II.  Marc Lasry is the managing member of GenPar, the general partner of Avenue Capital Management II and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement (as defined below), and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 806,454 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

 SCHEDULE 13D/A

Explanatory Note

Item 1.

Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by Avenue Investments, L.P., a Delaware limited partnership (“Avenue Investments”), Avenue Partners, LLC, a New York limited liability company (“Avenue Partners”), Avenue International Master, L.P., a Cayman Islands exempted limited partnership (“Avenue International”), Avenue International Master GenPar, Ltd., a Cayman Islands exempted company (“Avenue International GenPar”), Avenue Special Situations Fund VI (Master), L.P., a Delaware limited partnership (“Avenue Spec VI”), Avenue Capital Partners VI, LLC, a Delaware limited liability company (“Avenue Capital VI”), GL Partners VI, LLC, a Delaware limited liability company (“GL VI”), Managed Accounts Master Fund Services – MAP 10 (“MAP 10”), Avenue Capital Management II, L.P., a Delaware limited partnership (“Avenue Capital Management II”), Avenue Capital Management II GenPar, LLC, a Delaware limited liability company (“GenPar”), and Marc Lasry, a United States citizen  (“Lasry,” together with Avenue Investments, Avenue Partners, Avenue International, Avenue International GenPar, Avenue Spec VI, Avenue Capital VI, GL VI, MAP 10, Avenue Capital Management II and GenPar, the “Reporting Persons”) to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to YRC Worldwide, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission on December 19, 2013 (the “Original Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not defined herein shall have the respective meanings given to such terms in the Original Schedule 13D.

Item 4.

Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following at the end thereof:

On December 22, 2013, Avenue International, Avenue Investments, Avenue Spec VI, MAP 10 and Avenue Special Opportunities Fund I, L.P. (collectively, the “Avenue Purchasers”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Issuer pursuant to which the Avenue Purchasers agreed, subject to the terms and conditions set forth in the Stock Purchase Agreement, to purchase shares of Common Stock and shares of a newly created series of preferred stock (the “Series A Preferred Stock”) of the Issuer for an aggregate purchase price of $97,000,000 (the “Transaction”).  The purchase price under the Stock Purchase Agreement is $15.00 per share of Common Stock and $60.00 per share of Preferred Stock.  Each share of Preferred Stock will initially be convertible (subject to the limitations described below and other adjustments as set forth in the Certificate of Designations of the Series A Preferred Stock) into four (4) shares of Common Stock.

The Issuer has reported to the Avenue Purchasers that, contemporaneously with the execution of the Stock Purchase Agreement, the Issuer entered into agreements (collectively, the “Other Agreements”) with other investors on terms substantially similar to the Stock Purchase Agreement, that the proceeds from the Stock Purchase Agreement and such Other Agreements will be not less than $250,000,000 and holders of at least $45,000,000 of principal amount of 10% Series B Convertible Senior Secured Notes (“Series B Notes”) (including the Avenue Purchasers) have agreed to exchange or convert their Series B Notes into shares of Common Stock.

Upon the consummation of the transactions contemplated by the Stock Purchase Agreement:

CUSIP No:  984249607

 SCHEDULE 13D/A

•

The Avenue Purchasers will be issued a number of shares of Common Stock up to an amount that does not cause the Avenue Purchasers (together with their affiliated entities) to beneficially own in excess of 19.99% of the shares of Common Stock in accordance with applicable NASDAQ listing rules (the “Common Stock Cap”);

•

The Avenue Purchasers will be issued a number of shares of Series A Preferred Stock that (i) will be automatically convertible (up to the Common Stock Cap) into shares of  Common Stock upon the receipt of stockholder approval of an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of Common Stock, (ii) will be automatically convertible in full upon receipt of stockholder approval to remove the Common Stock Cap, (iii) vote on an as-converted to Common Stock basis with the Common Stock (up to the Common Stock Cap), (iv) accrue dividends at an annual rate of 5% for the period beginning on the six month anniversary of the closing through the one year anniversary of the closing, 10% for the period beginning on the one year anniversary of the closing through the eighteen-month anniversary of the closing and 15% for the period beginning on the eighteen month anniversary of the closing and (v) will entitle the holders thereof to elect one director to the board of directors of the Company beginning on the first anniversary of the closing; and

•

The Avenue Purchasers will convert all of their outstanding Series B Notes pursuant to and in accordance with the terms of such Series B Notes Indenture.

The obligations of the Avenue Purchasers to consummate the Transaction are subject to certain  conditions, including: (i) the consummation of the transactions contemplated by the Other Agreements; (ii) the satisfaction of the conditions precedent to the effectiveness of the extension agreement between the Issuer and the Teamsters National Freight Industry Negotiating Committee of the International Brotherhood of Teamsters; and (iii) the amendment of that certain amended and restated contribution deferral agreement with respect to at least 90% of the Obligations (as defined therein) to December 31, 2019.

In addition, pursuant to the terms of the Purchase Agreement (i) the Issuer has agreed not to redeem or repurchase any 10% Series A Convertible Senior Secured Notes (“Series A Notes”)  held by the Avenue Purchasers or any of their affiliated entities for at least six (6) months following the closing of the transactions contemplated by the Stock Purchase Agreement, and (ii) the Avenue Purchasers have agreed to certain standstill restrictions for six (6) months following the closing that restrict the Avenue Purchasers (and their affiliated entities) from acquiring 30% or more of the Company’s voting securities on a fully-diluted basis, making a tender or exchange offer for Common Stock, soliciting proxies, proposing a merger or other business combination, and similar activities.

The Avenue Purchasers have a right to terminate the Stock Purchase Agreement if the closing has not occurred by February 13, 2014 or if there shall have occurred an event of default under the Issuer’s amended and restated senior credit agreement relating to the repayment, refinancing, replacement or restructuring of the Issuer’s 6% convertible senior notes on or prior to February 1, 2014.

In connection with the transactions contemplated by the Stock Purchase Agreement, the Issuer and the Avenue Purchasers entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement provides that the shares of Common Stock acquired by the Avenue Purchasers in the

CUSIP No:  984249607

 SCHEDULE 13D/A

Transaction, including the shares of Common Stock issuable upon conversion of the Series B Notes and the Series A Preferred Stock, and certain other securities held by the Avenue Purchasers following the closing of the Transaction, will be entitled to registration rights under the Registration Rights Agreement. The Registration Rights Agreement provides for the Issuer’s obligation to file a shelf registration statement on Form S-3 (except if the Issuer is then ineligible to register for resale such securities on Form S-3, in which case such registration shall be on such other form available to register for resale such securities as a secondary offering) covering resales to the public of such shares of Common Stock within three (3) business days following the closing of the Transaction. The Registration Rights Agreement further provides for certain notice and other requirements in connection with the Issuer’s registration obligations.

The following summary of the Purchase Agreement and the Registration Rights Agreement is not a complete description and is qualified in its entirety by reference to the full terms of the Purchase Agreement and the Registration Rights Agreement, respectively, each of which are filed as Exhibit 1 and Exhibit 2 hereto and are incorporated herein by reference.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following at the end thereof:

The information set forth in Item 4 above and Exhibits 1 and 2 attached hereto are incorporated into this Item 6 by reference.

Item 7.

Material to be Filed as Exhibits.

Exhibit 1

Stock Purchase Agreement, dated as of December 22, 2013, by and among the Avenue Purchasers and the Issuer.

Exhibit 2

Registration Rights Agreement, dated as of December 22, 2013, by and among the Avenue Purchasers, the Issuer and the other parties signatory thereto.

CUSIP No:  984249607

 SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2013

AVENUE INVESTMENTS, L.P.

By:  Avenue Partners, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE PARTNERS, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By: Avenue International Master Fund

GenPar, Ltd., its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title:  Director

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Director

AVENUE SPECIAL SITUATIONS FUND VI (MASTER), L.P.

By:  Avenue Capital Partners VI, LLC,

its general partner

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

CUSIP No:  984249607

 SCHEDULE 13D/A

AVENUE CAPITAL PARTNERS VI, LLC

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

GL PARTNERS VI, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

MANAGED ACCOUNTS MASTER FUND SERVICES – MAP 10

By:  Avenue Capital Management II, L.P., its investment manager

By:  Avenue Capital Management II GenPar, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II

GenPar, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title: Managing Member

CUSIP No:  984249607

 SCHEDULE 13D/A

MARC LASRY

/s/ Eric Ross as attorney-in-fact